

10030463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

8/31/10

REPORT FOR THE PERIOD BEGINNING 7/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH SECURITIES INC.



RECD S.E.C.
AUG 27 2010
505

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard

(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Grant Thornton LLP

1000 Wilshire Boulevard, Suite 300	Los Angeles	California	90017-1728
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/31

OATH OR AFFIRMATION

We, Edward W. Wedbush and A. Peter Allman-Ward, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc. as of June 30, 2010, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $9,880,955 and $29,473,766 respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.


MAGALY IGLESIAS
Commission # 1818496
Notary Public - California
Los Angeles County
My Comm. Expires Oct 19, 2012

Name Edward W. Wedbush
Title President

Name A. Peter Allman-Ward
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Contents

	Page
Report of Independent Certified Public Accountants	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-14

 Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
1000 Wilshire Boulevard, Suite 300
Los Angeles, CA 90017-1728

T 213.627.1717
F 213.624.6793
www.GrantThornton.com

Report of Independent Certified Public Accountants

The Board of Directors
Wedbush Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Securities Inc., (the Company) as of June 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Securities Inc. as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Los Angeles, California
August 25, 2010

WEDBUSH SECURITIES INC.

Statement of Financial Condition

June 30, 2010

Assets

Cash and cash equivalents	$	64,964,000
Cash segregated		132,332,000
Short-term investments segregated		1,384,000,000
Receivables:		
Brokers, dealers and clearing organizations		811,986,000
Clients, collateralized by securities		377,865,000
Other		17,991,000
Total receivables		1,207,842,000
Less allowance for doubtful receivables		(7,293,000)
Net receivables		1,200,549,000
Securities purchased under agreements to resell		48,366,000
Securities owned, at fair value		77,183,000
Securities owned segregated, at fair value		67,058,000
Other assets		7,864,000
	$	2,982,316,000

Liabilities and Stockholder's Equity

Bank loan payable	$	—
Payables:		
Brokers, dealers and clearing organizations		496,067,000
Clients		2,163,927,000
Securities sold, not yet purchased, at fair value		15,031,000
Accounts payable and accrued liabilities		72,517,000
Total liabilities		2,747,542,000
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Additional paid-in capital		8,907,000
Parent treasury stock, 125,865 shares		(2,085,000)
Retained earnings		227,252,000
Total stockholder's equity		234,774,000
	$	2,982,316,000

See accompanying notes to financial condition.

WEDBUSH SECURITIES INC.

Notes to Statement of Financial Condition

June 30, 2010

(1) Summary of Significant Accounting Policies

Wedbush Securities Inc. (Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker dealer. Wedbush Securities Inc. changed its name from Wedbush Morgan Securities Inc. on February 16, 2010. The Company is wholly owned by WEDBUSH, Inc.

(a) Use of Estimates and Evaluation of Subsequent Events

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(b) Securities Transactions

The Company records its securities transactions on a trade date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

(d) Cash Segregated

Cash segregated represents deposits held in money market deposit accounts at banks segregated for the exclusive benefit of clients and brokers in compliance with regulatory requirements.

(e) Short-Term Investments Segregated

Short-term investments segregated consists of securities guaranteed by the U.S. government purchased under agreements to resell which are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements. It is the policy of the Company to obtain collateral with a fair value equal to or in excess of the principal amount loaned under resell agreements. These investments are held in segregated accounts for the exclusive benefit of clients.

(f) Clients Receivable/Payable and Reserve for Uncollectible Receivables

Amounts receivable from and payable to clients include amounts due or held on cash and margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities owned by clients and held as collateral for the receivables is not reflected in the statement of financial condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible.

Factors considered by management in determining the amount of the allowance include past experience, degree of concentration and quality of collateral.

(g) ***Securities Purchased Under Agreements to Resell***

Securities purchased under agreements to resell are collateralized financing transactions and are recorded at their contracted repurchase amounts, plus accrued interest.

(h) ***Securities Lending Transactions***

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. The cash collateral is adjusted daily to reflect changes in the current market value of the underlying securities.

(i) ***Financial Instruments***

Fair value is defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820) as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 3 – Financial Instruments.

(j) ***Securities Owned Segregated***

Securities owned segregated include securities guaranteed by the U.S. government held in segregated accounts for the exclusive benefit of customers in compliance with regulatory requirements.

(k) ***Intangibles***

Intangibles consist of investment executive relationships and non-compete agreements which are amortized in full using the straight-line method over four years. The intangibles

are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment. See Note 4 – Intangibles.

(l) *Income Taxes*

Effective July 1, 2009 the Company accounts for tax uncertainties under the procedures established by ASC 740, *Income Taxes*.

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent WEDBUSH Inc., whereby its share of consolidated or combined tax liabilities is determined as if the Company had filed separate returns.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with applicable accounting guidelines on accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable; related to uncertain tax positions are recorded in income tax expense. See Note 8 – Federal and State Income Taxes.

(m) *Stock Based Compensation*

The parent company has a stock option and awards plan, under which it is authorized to issue up to 1,392,000 shares and options to acquire shares of parent common stock. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent common stock on the grant date, and generally become exercisable ratably over four years, and expire five years after the option becomes exercisable. Restricted awards in parent common stock are also granted and may vest over periods ranging up to four years. The parent company issues new shares upon the vesting of stock based awards and upon the exercise of stock options. See Note 9 – Stock Options and Awards.

(n) *Accounting Developments*

The following Accounting Standards Updates (ASU) are not expected to have any material impact on the Company's financial statements.

In September 2009, the FASB issued ASU 2009-6, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* (ASU 2009-6). ASU 2009-6 provides additional guidance to accounting for uncertainty in income taxes and changed the disclosure requirements for nonpublic entities. The implementation guidance was not intended to change practice and did not change other income tax accounting guidance. ASU 2009-6 became effective for fiscal periods ending after September 15, 2009; therefore, the Company fully adopted the guidance for the quarter ending September 30, 2009.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (ASC 820) – Improving Disclosures about Fair Value Measurements.* ASU 2010-06 provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements of ASU 2010-06 were effective beginning January 1, 2010, while other disclosure requirements are effective for financial statements issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not have any impact on the Company's financial statements.

(2) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities borrowing and lending activities and consist of the following:

Securities failed to deliver	$	26,115,000
Deposits paid on securities borrowed		356,081,000
Amounts due from brokers and dealers through clearing organizations		361,327,000
Deposits with clearing organizations		68,463,000
Total receivables from brokers, dealers and clearing organizations	$	811,986,000

Securities failed to receive	$	5,220,000
Deposits received for securities loaned		487,208,000
Other		3,639,000
Total payables to brokers, dealers and clearing organizations	$	496,067,000

Deposits are paid for securities borrowed and are received for securities loaned based on the approximate fair value of the related securities. Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

(3) Financial Instruments

The following table presents financial instruments at fair value on a recurring basis as of June 30, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:				
Securities owned				
U.S. government securities	$ 133,000	—	—	133,000
U.S. agency and municipal securities	—	46,619,000	—	46,619,000
Corporate debt securities	—	7,768,000	—	7,768,000
Corporate equities:				
Business services	2,892,000	—	—	2,892,000
Consumer products	6,456,000	—	—	6,456,000
Financials	2,755,000	—	—	2,755,000
Industrials	1,959,000	—	—	1,959,000
Life sciences	169,000	—	—	169,000
Technology	622,000	—	—	622,000
Other Industries	7,363,000	—	—	7,363,000
Listed options	447,000	—	—	447,000
Total securities owned	22,796,000	54,387,000	—	77,183,000
Securities owned segregated				
U.S. government securities	67,058,000	—	—	67,058,000
Total securities owned segregated	67,058,000	—	—	67,058,000
Liabilities:				
Securities sold, not yet purchased				
U.S. agency and municipal securities	—	131,000	—	131,000
Corporate debt securities	—	3,997,000	—	3,997,000
Corporate equities:				
Business services	597,000	—	—	597,000
Consumer products	482,000	—	—	482,000
Financials	2,593,000	—	—	2,593,000
Industrials	1,802,000	—	—	1,802,000
Life sciences	943,000	—	—	943,000
Technology	2,758,000	—	—	2,758,000
Other Industries	1,728,000	—	—	1,728,000
Total securities sold, not yet purchased	$ 10,903,000	4,128,000	—	15,031,000

The following describes the valuation techniques used to estimate fair value.

Securities owned and securities sold, not yet purchased reported as Level 1 are based on quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques and reported as Level 2.

During the year ended June 30, 2010 there were no changes to the valuation techniques employed by the Company in determining fair value.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no material transfers between level classifications during the year ended June 30, 2010.

The following is a summary of the carrying values and estimated fair values of certain assets and liabilities as of June 30, 2010:

	Carrying Value	Estimated Fair Value
Assets:		
Cash and cash equivalents	$ 64,964,000	64,964,000
Cash segregated	132,332,000	132,332,000
Short-term investments segregated		
Securities purchased under agreements to resell	1,384,000,000	1,384,000,000
Receivables		
Clients	377,865,000	377,865,000
Securities purchased under agreements to resell	48,366,000	48,366,000
Intangibles	3,258,000	3,258,000
Liabilities:		
Payables		
Clients	$ 2,163,927,000	2,163,927,000

(4) Intangibles

The following is a summary of intangibles as of June 30, 2010:

Investment executive relationships	$ 3,534,000
Non-compete agreements	1,867,000
Total intangibles	5,401,000
Less accumulated amortization	(2,143,000)
Net intangibles	$ 3,258,000

On October 24, 2008, the Company acquired certain assets of a broker-dealer including $2,322,000 intangible investment executive relationships with clients and non-compete agreements. In addition to the initial consideration, the asset acquisition agreement also provides for incremental consideration to be paid in the amount of $150,000 per year over the next three years. The terms of the asset acquisition agreement also provide for contingent payments of up to approximately $767,000 a year for the following three years if certain revenue thresholds are met and client account levels maintained. During the year ended June 30, 2010, there were $509,000 of contingent payments awarded based on the terms of the asset acquisition agreement. Contingent payments are additional purchase consideration and reflected in intangibles when such contingencies are resolved.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2010, the Company had net capital of $188,054,000 that was 62% of aggregate debit items and $181,964,000 in excess of the $6,090,000 required minimum net capital at that date.

(6) Bank Credit Lines

The Company has the ability through arrangements with multiple banks to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $20,000,000 unsecured and $150,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2010, there were no borrowings outstanding under these credit lines.

(7) Profit-Sharing Retirement Plans

At June 30, 2010, the Company had two trusteed defined contribution retirement plans which are qualified under Section 401(k) of the Internal Revenue Code. The Commissioned Employees' PS Retirement Plan covers eligible colleagues compensated on a transaction fees and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary colleague contributions and are not required if earnings do not exceed defined levels.

The Employees' PS Retirement Plan covers substantially all salaried colleagues. The Company's annual contributions under the Plan are determined by the board of directors, and are based on a percentage of colleague compensation.

(8) Federal and State Income Taxes

The Company is included in the filing of a consolidated tax return with its parent WEDBUSH Inc. for federal tax purposes and in combined returns for certain states where such filing is required or permitted. For the federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2007. It is possible that these examinations will be resolved in the next twelve months.

Income taxes payable of $615,000 at June 30, 2010 is including in accounts payable and accrued liabilities on the statement of financial condition.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets:		
Allowance for doubtful receivables	$	2,972,000
Legal reserves		1,724,000
Other		1,950,000
Total deferred tax assets		6,646,000
Less deferred tax liabilities:		
Unrealized gains not taxable		(2,845,000)
Allowance for expenses not yet incurred		(213,000)
Total deferred tax liabilities		(3,058,000)
Net deferred tax assets	$	3,588,000

Net deferred tax assets are included in other assets on the statement of financial condition. The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established for those tax assets. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes that it is more likely than not the deferred tax assets will be realized.

(9) Stock Options and Awards

As of June 30, 2010, there were 177,897 options and 16,228 restricted stock awards outstanding related to parent company stock. The weighted average remaining life of the options until expiration was 4.9 years.

(10) Commitments and Contingent Liabilities

(a) Legal Matters

The Company is subject to ongoing litigation and claims in the normal course of its business. Management accrues for the settlement of such litigation and claims when a liability is deemed probable and estimable. In the opinion of management, the potential and threatened claims in which the Company is involved are not expected to have a material impact on the Company's financial position.

(b) Lease Commitments

The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, requiring minimum annual payments as follows:

Fiscal year ending:		
2011	$	8,113,000
2012		5,983,000
2013		5,054,000
2014		2,547,000
2015		858,000
Thereafter		187,000
	$	22,742,000

Certain of these leases have escalation clauses and renewal options.

(11) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement, and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin, or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned; securities sold, not yet purchased; repurchase agreements; securities transactions on a when-issued basis; and underwritings. Each of these financial instruments contains varying degrees of risk whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(12) Related-Party Transactions

In the normal course of business, colleagues, officers, directors and affiliates may buy and sell securities through the Company. At June 30, 2009, included in receivables from clients and payables to clients on the statement of financial condition, were receivables from officers and directors of $9,881,000 and from affiliates of $26,351,000, and payables to officers and directors of $29,474,000 and to affiliates of $9,170,000. Management believes receivables from officers, directors, and affiliates to be at market terms and rates of interest and are collateralized by securities. Net notes receivable from colleagues of $10,826,000 and other receivables from affiliates of $171,000 at June 30, 2010 are included in other receivables on the statement of financial condition. Notes receivable from colleagues are generally from recruiting activities, non-interest bearing, and forgiven over a period of three to eight years.

The Company markets and places certificates of deposit (CDs) from an affiliated bank (Wedbush Bank) with its clients. As of June 30, 2010, outstanding CD's under this program were $22,983,000.

Statement of Financial Condition and Report of Independent Certified Public Accountants

WEDBUSH SECURITIES INC.

(SEC Identification No. 8-12987)

June 30, 2010